EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Nine Months Ended September 30,	Year Ended December 31
	2012	2011	2010	2009	2008	2007
Earnings available for fixed charges:
Income from continuing operations before income taxes	$2,923	$4,449	$2,655	$1,682	$3,849	$3,447
Add:
Distributed earnings from equity in unconsolidated affiliates	3	13	13	17	30	43
Fixed charges	317	384	402	361	232	222
Subtotal	3,243	4,846	3,070	2,060	4,111	3,712
Less:
Equity in earnings of unconsolidated affiliates	8	20	20	16	50	57
Total earnings available for fixed charges	$3,235	$4,826	$3,050	$2,044	$4,061	$3,655

Fixed charges:
Interest expense	$230	$268	$308	$297	$167	$168
Rental expense representative of interest	87	116	94	64	65	54
Total fixed charges	$317	$384	$402	$361	$232	$222

Ratio of earnings to fixed charges	10.2	12.6	7.6	5.7	17.5	16.5